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                       [LATHAM & WATKINS LLP LETTERHEAD]




October 28, 2005



BY FACSIMILE AND EDGAR-CORRESP
------------------------------
Abby Adams
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549-0303

        Re:    GenTek Inc. Schedule 14D-9
               Filed October 26, 2005
               --------------------------

Dear Ms. Adams:

     Set forth below are the responses of GenTek Inc. (the "Company") to the comments set forth in your letter of October 26, 2005 (and which are repeated below), in respect of the Schedule 14D-9 filed by the Company.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements
-----------------------------------------------------------------

    1. It appears from Section 11 of the bidders' Offer to Purchase that there may be agreements that are required to be disclosed pursuant to this Item. Please revise or advise.

     The Company confirms that there are no agreements or understandings with Abrams Capital, LLC or with any of its affiliates or principals, and the Company or any of the Company's officers, directors or subsidiaries, that would be responsive or required to be disclosed under Item 3 of Schedule 14D-9.

     To the extent the Company granted permission to Abrams Capital to exceed the 4.75% limitation on beneficial ownership of the Company's common stock, please note that the Company's Certificate of Incorporation contemplates that the Board of Directors may consent to a request from a stockholder to exceed that limitation if the Board concludes that the acquisition of additional shares is not expected to result in a cumulative ownership change of the Company's common stock in excess of 50% for purposes of Section 382 of the Internal Revenue Code. We do not view the consent granted to Abrams Capital to be an "agreement," or the result of any "negotiations" since the Board is free to withdraw its consent at any time. In August 2005, the Company estimated that it had undergone a cumulative ownership change since November 10, 2003, the date it emerged from bankruptcy, of less than 10.5% for purposes of Section 382, and
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thus it granted the consent requested by Abrams Capital.  Please note that, according to the Schedule TO filed by Abrams Capital, it still remains a less than 4.75% stockholder.

Item 4.  The Solicitation or Recommendation
-------------------------------------------

    2. You state that the board takes no position and remains neutral with respect to the offer; however, you also state that the offer is being conducted at a "reasonable price." As such, it appears that the board is making a recommendation, and/or it has made an assessment of the offer consideration. Please provide us your analysis in this regard. Also tell us what consideration, if any, the board gave to the fact that the warrants are subject to transfer restrictions that will expire while this offer is outstanding, and the possible effect of those restrictions on the current and historical trading price of the warrants.

     The Board reviewed the price offered for each Tranche of the Warrants as part of its duty of care responsibilities under Delaware law, as well as its responsibilities under Rule 14e-2 of the Exchange Act. In undertaking that review, the Board examined the bid and ask prices for the Warrants over the past eight quarters, the low volume of trading in the Warrants since November 10, 2003, the price of the Company's common stock over the past eight quarters, and the fact that the Warrant exercise price for both Tranches have always substantially exceeded the market price for the common stock. In these circumstances, the Board determined it could not conclude the offered price was unfair to the Warrant holders, because the tender offer provided a liquidity option to those holders who had very little liquidity opportunities since the Warrants were first issued in November 2003. Concomitantly, the Board was unable to conclude that the stock price was not likely to exceed the exercise price of the Warrants prior to their termination dates. Accordingly, as disclosed in the Schedule 14D-9, the Board determined that it should be neutral as to the offer, but for those holders who wish to monetize their Warrants now, the Board views the price as not unfair; i.e., reasonable. Please note that in our view, this does not constitute a recommendation with respect to the tender offer and the Board does not view it as such.

     The Warrants are not subject to transfer restrictions, unlike the common stock which is subject to transfer restrictions for 5% and above stockholders for purposes of Section 382 of the Internal Revenue Code, as noted above. The Company does not anticipate any effect of the release of the common stock transfer restrictions on November 10, 2005 on the market price for the Warrants, or on the market price for the common stock.

    3. If any subsidiary of the company holds warrants that are subject to the offer, please revise to provide the disclosure required by Item 1012(c) of Regulation M-A. We note you refer to subsidiaries in your response to Item 6, but not in response to this Item.

     The Company confirms that none of its subsidiaries hold any of the Tranche B or the Tranche C Warrants.


                                     * * *

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October 28, 2005
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     Please feel free to contact me at (202) 637-2275 or the Company's General
Counsel, James Imbriaco at (973) 515-1845, if you or any member of the staff have further questions.

                                   Sincerely yours,

                                   /s/ William P. O'Neill


                                   William P. O'Neill

Cc:     James Imbriaco

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[GENTAK LETTERHEAD]



                                October 28, 2005

VIA FACSIMILE  202-772-9203 and
-------------------------------
EDGAR-CORRESP
-------------

Abby Adams
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549-0303

Re:     GenTek Inc. Schedule 14D-9
        Filed October 26, 2005
        --------------------------

Dear Ms. Adams:

     In response to your letter of October 26, 2005 regarding the above referenced Schedule 14D-9 filed with the Securities and Exchange Commission by GenTek Inc. (the "Company"), I hereby confirm to you on behalf of the Company that:

          o The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9;

          o SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Schedule 14D-9; and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                                Sincerely yours,

                                /s/ James Imbriaco

                                James Imbriaco
                                Vice President, General Counsel and Secretary

JI:kbs

cc:     William P. O'Neill
        Via Facsimile  202-637-2201